UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number         001-32395

CONOCOPHILLIPS SAVINGS PLAN

(Full title of the Plan)

PO Box 4783
Houston, Texas	77210
(Address of plan administrator)

ConocoPhillips

(Name of issuer of securities)

935 N. Eldridge Parkway
Houston, Texas	77079
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b)  Exhibits

Exhibit 23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS COMPANY
BENEFITS COMMITTEE

/s/ Todd M. Brooks
Todd M. Brooks, Chair
ConocoPhillips Company Benefits Committee

June 23, 2020

Index To Financial Statements	ConocoPhillips Savings Plan
And Schedule

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of the ConocoPhillips Savings Plan (the ConocoPhillips Company Benefits Committee)

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ConocoPhillips Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1988.

Tulsa, Oklahoma

June 23, 2020

Statements of Net Assets	ConocoPhillips Savings Plan
Available for Benefits

	Thousands of Dollars

At December 31	2019	2018

Assets
Receivables:
Company contributions receivables	$12,409	$15,940
Notes receivable from participants	28,268	29,642

Total receivables	40,677	45,582

Investments, at fair value	5,775,738	5,374,709
Plan interest in Stable Value Fund Master Trust	1,194,993	1,320,481

Net assets available for benefits	$7,011,408	$6,740,772

See Notes to Financial Statements.

Statement of Changes in Net	ConocoPhillips Savings Plan
Assets Available for Benefits

Year Ended December 31, 2019	Thousands of Dollars

Additions
Company contributions	$80,532
Active employee contributions	97,345
Rollovers	46,794

Total contributions	224,671

Investment income
Dividends and interest	101,820
Plan interest in Stable Value Fund Master Trust	35,514
Net appreciation in fair value of investments	917,946

Total investment income	1,055,280

Interest income on notes receivable from participants	1,243
Other additions	1,178

Total additions	1,282,372

Deductions
Distributions to participants or their beneficiaries	1,009,977
Administrative expenses	1,638
Other deductions	121

Total deductions	1,011,736

Net increase	270,636

Net assets available for benefits
Beginning of year	6,740,772

End of year	$7,011,408

See Notes to Financial Statements.

Notes to Financial Statements	ConocoPhillips Savings Plan

Note 1--Plan Description

The following description of the ConocoPhillips Savings Plan (Plan) is as of December 31, 2019, and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, 401(k) profit sharing plan, which includes an employee stock ownership plan (ESOP) component. Through December 31, 2019, The Vanguard Group, Inc. served as record keeper while Vanguard Fiduciary Trust Company (Vanguard) served as a trustee for the Plan. Effective January 1, 2020, Fidelity Workplace Services LLC serves as record keeper for the Plan and Fidelity Management Trust Company serves as trustee.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Generally, active employees of ConocoPhillips Company (Company or COP) and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.

Contributions

Most U.S. employees are eligible to participate in the Plan. Employees can deposit up to 75 percent of their eligible pay, subject to statutory limits, in the Plan to a variety of investment funds. Employees who participate in the Plan and contribute at least 1 percent of their eligible pay receive a 6 percent company cash match with a potential company discretionary cash contribution of up to 6 percent.

Effective January 1, 2019, new employees, rehires, and employees that elected to opt out of the Cash Balance Plan (Title II of ConocoPhillips Retirement Plan) were eligible for a Company Retirement Contribution (CRC). These participants receive a 6 percent company contribution. The CRC does not require any employee contributions.

Active employees are eligible to make catch-up contributions to the Plan beginning in the year they attain the age of 50.

Plan assets are invested in a variety of investment funds; however, the ConocoPhillips Leveraged Stock Fund, Phillips 66 Leveraged Stock Fund, and Phillips 66 Stock Fund are closed to new investment elections. Investments in the Plan are participant-directed.

Participant Accounts

Each participant’s account is credited with the active employee contributions, Company contributions, Plan earnings and losses, and charged with an allocation of investment and administrative expenses, as applicable. Allocations are based on participant earnings or account balances. Recordkeeping expenses are charged directly to each participant’s account on a quarterly basis. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions, company match and discretionary contributions.

Participants in the CRC are 100% vested after three years of service with the Company.

Voting Rights

As a beneficial owner of ConocoPhillips Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the ConocoPhillips Stock attributable to their accounts.

Diversification

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules of the Plan. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for ConocoPhillips Stock

In 2019, any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the ConocoPhillips Stock traded on that business day and any carryover impact as described in the Plan. In 2020, participants have the ability to buy or sell shares in real time. Real-time trading allows a participant to see a quote of the current market price and submit a buy/sell market or limit order eligible for immediate execution during normal market hours.

Distributions

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of the age of 59 1⁄2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. Certain provisions of the CARES Act eliminate the need for terminated employees to take a required minimum distribution in calendar year 2020. Additionally, the Company has adopted the CARES Act provision allowing for expanded withdrawal availability for qualified participants. Participants that meet the eligibility requirements may take a distribution of up to $100,000 with special tax provisions from their Savings Plan account through December 30, 2020.

Installment Payments

A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed dollar amount or life expectancy installment payments.

Dividend Pass Through

A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund on a portion of that participant’s account invested in ConocoPhillips Stock. The distribution of these dividends is made on each dividend payment date.

Forms of Payment

Generally, distributions from participant accounts invested in ConocoPhillips Stock and Phillips 66 Stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available.

Participant Loans

Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

The Company adopted the two loan provisions under the CARES Act allowing for an increased maximum loan amount and/or a current year loan payment deferral if a participant meets the eligibility requirements. The CARES loan amount is increased from the general $50,000 maximum loan amount to the lesser of $100,000 or 100% of the participant’s vested account balance for a loan taken within 180 days following the March 27, 2020 enactment by an eligible participant. Also, eligible participants may elect to defer loan repayments due through December 31, 2020 and the maximum term will be extended for those months deferred.

Plan Trust Agreement

In 2019, the trust agreement with Vanguard provides for the administration of certain assets in the Plan. Effective January 1, 2020, the trust agreement is with Fidelity.

Administration

The Plan is administered by the ConocoPhillips Company Benefits Committee (Committee). Members of the Committee are appointed by the Board of Directors of the Company and serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2--Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 requires for each master trust in which a plan holds an interest, the plan’s interest in the master trust and any change in those interests be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. The amendments in this ASU also remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of the general types of investments held by the master trust, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. The amendments in this ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The Plan adopted this ASU effective January 1, 2019. The adoption of this ASU had an immaterial impact on the financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (ASU No. 2018-13), which modifies the disclosure requirements on fair value measurement. The ASU is effective for fiscal years beginning after December 15, 2019 and early adoption of the standard is permitted. The impact of adopting this ASU is not expected to be material for our financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule.    Actual results could differ from those estimates.

Note 3--Investments

Investment Valuation and Income Recognition

Investments held by the Plan (except the Stable Value Fund) are stated at fair value less costs to sell, if those costs are significant. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock and mutual funds are valued using quoted market prices. Common/collective trusts (CCTs) are valued at net asset value (NAV) per share as determined by the issuer based on the fair value of the underlying investments. The assets in the Stable Value Fund (SVF) include fully benefit-responsive synthetic guaranteed investment contracts (SYNs) and a short-term investment fund (STIF). SYNs are recorded at contract value (see Note 9). Contract value is the relevant measurement attributable to SYNs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. SYNs are backed by units of CCTs. The STIF is valued at amortized cost, which approximates fair value. (See Note 9 for more detail on the SVF.)

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4--Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual Funds	$ 1,464,796	$–	$–	$ 1,464,796
Common Stock	1,742,753	–	–	1,742,753

Total in fair value hierarchy	$ 3,207,549	$–	$–	$ 3,207,549

Investments measured at net asset value*
Common/Collective Trusts				2,568,189

Total investments, at fair value				$ 5,775,738

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$ 1,733,969	$–	$–	$ 1,733,969
Common Stock	1,747,178	–	–	1,747,178

Total in fair value hierarchy	$ 3,481,147	$–	$–	$ 3,481,147

Investments measured at net asset value*
Common/Collective Trusts				1,893,562

Total investments, at fair value				$ 5,374,709

*In accordance with FASB ASC Subtopic 820-10, “Fair Value Measurement – Overall”, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The CCTs held by the Plan are the Vanguard Target Retirement Trusts and Vanguard Institutional Trusts.

Note 5--Employee Stock Ownership Plan

All ConocoPhillips Stock held by the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. The ConocoPhillips Stock Fund contains shares of ConocoPhillips Stock purchased with active employee contributions, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of allocations other than those purchased with the proceeds of acquisition loans. The ConocoPhillips Leveraged Stock Fund primarily contains shares of ConocoPhillips Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts. Participants may direct that these contributions be exchanged from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund into other investment funds at any time.

Note 6--Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated June 6, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to our submission to the IRS for the determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7--Party-in-Interest Transactions

Certain of the Plan’s assets are invested in ConocoPhillips Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving ConocoPhillips Stock qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds and CCTs managed by Vanguard. Because Vanguard served as the Plan’s trustee through December 31, 2019, these transactions also qualify as party-in-interest transactions. All of these types of transactions are exempt from the prohibited transaction rules.

Note 8--Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in the participants’ accounts as of the date of the termination.

Note 9--Stable Value Fund and Vanguard Trusts

Stable Value Fund

At December 31, 2019 and 2018, one investment option of the Plan, the SVF, was held in a master trust and managed under the Stable Value Fund Master Trust Agreement. State Street Bank and Trust Company served as trustee through December 31, 2019. Fidelity Management Trust Company serves as trustee effective January 1, 2020.

The Plan’s share of SVF Master Trust net assets was 100% as of December 31, 2019 and 2018. The assets in the SVF consist of a STIF and SYNs. The STIF seeks to provide safety of principal and daily liquidity by investing in high-quality money market instruments that include, but are not limited to, certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. For SYNs, the underlying investments consist of units of fixed-income CCTs that are owned by the SVF Master Trust and held in trust for Plan participants. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

The SVF values as of December 31, 2019 and 2018 were as follows:

	Thousands of Dollars
December 31	2019	2018

STIF at fair value	$27,579	29,075
SYNs at contract value	1,167,414	1,291,406

Net assets available for benefits	$1,194,993	$1,320,481

The significant components of the changes in net assets relating to the SVF are as follows:

Thousands of Dollars
Year Ended December 31, 2019
Contributions	$17,245
Interest income, net	35,514
Interfund transfers in, net	46,729
Other Additions	-
Distributions	(224,365)
Participant loans	(515)
Other deductions	(96)

Net decrease	(125,488)
Beginning of year	1,320,481

End of year	$1,194,993

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the Committee does not anticipate that the events described above are probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Committee does not anticipate that any of these events are probable of occurrence.

The following tables set forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

STIF	-	27,579	-	27,579

Total SVF Master Trust investment assets at fair value	$-	$27,579	$-	$27,579

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

STIF	-	29,075	-	29,075

Total SVF Master Trust investment assets at fair value	$-	$29,075	$-	$29,075

Vanguard Trusts

The Vanguard Target Retirement Trusts are highly diversified funds whose objective is to offer an appropriate balance of risk and return at every stage of retirement investing. The year in the trust name refers to the approximate year (the target retirement date) when an investor in the trust would retire and leave the workforce. Each trust automatically rebalances and adjusts its asset mix over time, gradually shifting to become more conservative as the trust approaches its target retirement date. Once a trust has passed its target retirement date, its allocation is gradually adjusted to match that of the Vanguard Target Retirement Income Trust and it may merge with that trust in seven years.

The Vanguard Institutional Trusts are comprised of low-cost domestic equity, international equity, and domestic fixed-income investment funds. Each investment option employs a full replication indexing approach in which the trust seeks to match the performance of a specified index while minimizing net tracking error. Participant transactions for the Vanguard Institutional Trusts occur in a custom portfolio which holds shares of the underlying Trust. Since participant transactions occur at the portfolio level instead of directly into the Trust itself, NAV per share will trend with but not equal the NAV per share in the underlying Trust held by the Plan.

The Trustee of the Vanguard Trusts, in its sole discretion, but upon consultation with the Plan, shall decide whether to honor a redemption request in cash, in kind, or a combination of both. The Trustee will use its best efforts to distribute proceeds to the redeeming Plan as soon as practicable; provided however, that (i) cash proceeds from the sale of securities liquidated to fund a withdrawal need not be paid until after the actual settlement date or dates of the sale of such securities; and (ii) the Trustee may suspend redemptions and/or postpone the payment of redemption proceeds at times when the New York Stock Exchange is closed or during other emergency circumstance.

Schedule H, Line 4i --	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2019

(a)(b)	(c)	Thousands of Dollars
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost		(e) Current Value

* ConocoPhillips	3,017,578 shares, ConocoPhillips Leveraged Stock Fund	$	**	$196,233

* ConocoPhillips	15,205,050 shares, ConocoPhillips Stock Fund		**	988,785

Phillips 66	1,447,918 shares, Phillips 66 Leveraged Stock Fund		**	161,312

Phillips 66	3,558,233 shares, Phillips 66 Stock Fund		**	396,423

PIMCO Funds	6,123,958 units, PIMCO Total Return Fund – Institutional Class		**	63,322

* The Vanguard Group	4,498,074 units, Vanguard Infla-Protected Sec Inst Fund		**	47,410

	4,374,192 units, Vanguard Institutional 500 Index Trust		**	516,023

	2,272,044 units, Vanguard Inst Total Int’l Stock Mkt Idx Trust		**	239,542

	2,851,237 units, Vanguard Inst Total Bond Mkt Idx Trust		**	315,432

	1,717,156 units, Vanguard International Value Fund		**	64,445

	644,340 units, Vanguard Mid-Cap Index Inst Fund		**	154,900

	2,231,639 units, Vanguard PRIMECAP Fund Admiral Shares		**	321,735

Schedule H, Line 4i --	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2019

(a)(b)	(c)	Thousands of Dollars
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value

* The Vanguard Group	1,047,906 units, Vanguard Int’l Growth Fund Admiral Shares	**	107,714

	817,486 units, Vanguard Small-Cap Idx Fund Inst Shares	**	187,278

	1,690,660 units, Vanguard Total Stock Market Idx Inst Fund	**	252,686

	1,555,932,330 units, Vanguard Treasury Money Market Fund	**	155,932

	1,605,384 units, Vanguard Windsor II Fund	**	103,708

	250,475 units, Vanguard Total Int’l Bond Idx Fund Adm Shares	**	5,666

	1,962,070 units, Vanguard Target Retirement 2015 Trust	**	105,834

	4,284,359 units, Vanguard Target Retirement 2020 Trust	**	249,778

	4,495,190 units, Vanguard Target Retirement 2025 Trust	**	276,589

	2,090,039 units, Vanguard Target Retirement 2030 Trust	**	205,257

	2,092,570 units, Vanguard Target Retirement 2035 Trust	**	141,060

Schedule H, Line 4i --	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2019

(a)(b)	(c)	Thousands of Dollars
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value

* The Vanguard Group	1,744,356 units, Vanguard Target Retirement 2040 Trust	**	121,425

	1,623,662 units, Vanguard Target Retirement 2045 Trust	**	114,143

	1,266,339 units, Vanguard Target Retirement 2050 Trust	**	89,062

	643,264 units, Vanguard Target Retirement 2055 Trust	**	45,183

	306,116 units, Vanguard Target Retirement 2060 Trust	**	12,940

	60,533 units, Vanguard Target Retirement 2065 Trust	**	1,581

	2,863,182 units, Vanguard Target Retirement Income Trust	**	134,340

* Participants	Loans to Plan participants, Interest rates ranging from 3.25% to 9.5%	**	28,268

			$5,804,006

  * Party-in-interest

** Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan
EIN 73-0400345, Plan 022

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm